

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 11, 2023

Raffi Asadorian
Chief Financial Officer
ACELRX PHARMACEUTICALS INC
25821 Industrial Boulevard
Suite 400
Hayward, CA 94545

>   **Re: ACELRX PHARMACEUTICALS INC**
>   **Form 8-K filed March 30, 2023**

Dear Raffi Asadorian:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Sincerely,

     Division of Corporation Finance
     Office of Life Sciences